

John Michael Schert · 2nd

Artist, Advisor and Entrepreneur

Boise, Idaho · 500+ connections · **Contact info**

JMS and Company

Harvard Kennedy Sc

Featured



The Big Question: Does your company need an artist?

Chicago Booth's Big Question podcast



Lincoln Center Global Exchange
YouTube

The Utility of the Creative Process



Balle
Chic
Finar

Joh
sobe

Experience

Founding Principal

JMS and Company

Jan 2017 – Present · 3 yrs 7 mos



Executive Producer

Treefort Music Fest

Sep 2013 – Present · 6 yrs 11 mos

Boise, Idaho Area

Member of the Leadership Team, building the culture and sustaining the growth of Treefort. Co-founded Hackfort and Foodfort.



Boise Bank of the Cascades Keynote



USA Eisenhower Fellow 2019

Eisenhower Fellowships

Dec 2018 – Mar 2020 · 1 yr 4 mos

One of twelve fellows chosen from across the country as part of the 2019 USA cohort. Schert will travel to Thailand and Egypt to explore the role of the creative process in creating collective impact models.

...see mor



Teaching Fellow

Harvard Kennedy School

Sep 2018 – Dec 2018 · 4 mos

Cambridge, Massachusetts

Course Coach, under Prof. Chipungu, for Exercising Leadership: the Politics of Change where he coached and consulted dozens of students on their leadership cases and challenges.



Visiting Artist and Social Entrepreneur

University of Chicago Booth School of Business

Oct 2013 – Jan 2017 · 3 yrs 4 mos

Chicago, Illinois

Fall 2013, John Michael began as the University of Chicago Booth School and UChicago Arts' Visiting Artist and Social Entrepreneur. In this newly created position, he will work over a two-year period mentoring students and working with faculty to explore the creative process, as practiced by artists, and how this asset can be of relevance and value to other sect ...see mor

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Education



Harvard Kennedy School

Master of Public Administration - MPA, Management, Leadership and Decision Sciences
2017 – 2018
Activities and Societies: -Recipient of the Lucius N. Littauer Award for Mid-Career MPAs who exemplify academic achievement, public service, and potential for future leadership - Certificate in Management, Leadership and Decision Sciences -Finance Chair - LGBTQ Caucus -Finance Chair - Arts & Culture Caucus

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University of North Carolina School of the Arts

High School, Dance
1996 – 2000

Ballet Major



Valwood School

1990 – 1996

Licenses & Certifications



Certificate in Management, Leadership and Decision Sciences

Harvard Kennedy School
Issued May 2018 · No Expiration Date

Volunteer Experience

Chairman Of The Board

National Center for Choreography Akron
Jun 2016 – Present • 4 yrs 2 mos
Arts and Culture



Advisory Board Member

Center for Cultural Innovation

Jul 2017 – Present • 3 yrs 1 mo

Arts and Culture



Advisory Board Member

Trailhead Boise

Jan 2015 – Jul 2018 • 3 yrs 7 mos

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